Exhibit 99.1

Advantage Announces 2018 Budget

Increased Focus on Liquids Development & Growth Driven by Strong Well Results Underpins 2018 Cash Flow Funded Capital Budget

(TSX: AAV, NYSE: AAV)

CALGARY, Dec. 11, 2017 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce that its Board of Directors has approved a 2018 capital budget of $175 million funded through cash flow that prudently advances our industry leading low cost Montney development and results in increasing liquids production growth through 2018 and beyond from our assets at Glacier, Valhalla, Wembley and Progress.

Advantage's significant and growing inventory of commercial liquids rich natural gas development opportunities was recently extended by a 4 well pad at Valhalla which demonstrated a combined initial production flow rate of 6,410 boe/d comprised of 32 mmcf/d gas and 1,075 bbls/d of liquids (based on Glacier gas plant shallow cut extraction process) with certain liquid yields comprised of 90% free condensate/oil in excess of 100 bbls/mmcf.  Middle Montney results at Glacier in 2017 also extended our liquids rich fairway and confirmed well performance improvements from frac design technology changes which will be applied to high liquids rich areas and reservoir layers within our Montney lands.   In addition, well results from our liquids rich lands at Wembley and Progress are expected to be available by early 2018.

The Corporation's 2018 budget has been designed with significant flexibility to modify capital expenditures, capital allocation and production in H2 2018 or 2019 while advancing our liquids development initiative.   The Corporation's 2018 capital budget of $175 million maintains a year-end 2018 total debt to cash flow of 1.3x (AECO price of Cdn $1.75/mcf & WTI $55 US/bbl) and provides for:

•	Cash flow of $175 million to $200 million and positive net income based on an AECO price range of Cdn $1.75/mcf to $2.25/mcf and a WTI oil price of $55 US/bbl, including Advantage's strong commodity hedging and market diversification positions. Total year-end 2018 debt to cash flow ranges from 1.0x to 1.3x.
•	10% Annual average production increase to 260 mmcfe/d (43,330 boe/d)
•	50% increase in annual average liquids production to 1,900 bbls/d (73% condensate). Liquids revenue grows by 61%
•	80% increase in 2018 liquids production exit rate over 2017 to approximately 2,400 bbls/d
•	$30 million to further advance liquids rich development at Valhalla, Wembley and Progress
•	An initial facility installation at Valhalla to transport higher liquids production for processing at our industry leading low cost Glacier gas plant enhancing netbacks and investment returns
•	Preferential focus on liquids rich Middle Montney production/development at Glacier and deferring dry gas drilling and on-stream dates to provide flexibility to ramp up gas production later in 2018 or 2019 subject to strengthening prices
•	Completion of the Glacier gas plant expansion by the second quarter of 2018 to increase liquids handling capacity to 6,800 bbls/d and raw gas processing to 400 mmcf/d, accommodating future growth
•	Total corporate cash costs of $1.10/mcfe for 2018 (royalties, operating, transportation, G&A and finance expenses, including Dawn, Ontario transportation tolls on ~20% of gas production)
•	All-in 2018 estimated annual capital efficiency of $11,400 per boe/d

2018 Budget & Guidance Commentary

Glacier Development

Capital investment at Glacier in 2018 is targeted at $145 million, allowing flexibility during the year to modify spending, since the majority of well operations are planned in the second half.  Planned expenditures includes $35 million to complete our Glacier gas plant expansion.  Well operations include completion and equipping of standing wells that were drilled in 2017 and a second half 2018 drilling program that is weighted toward liquids rich wells.

Advantage's 2018 production target is supported by a year-end 2017 inventory of 12 completed standing wells, 18 drilled standing wells and available Glacier gas plant capacity.  The number of wells drilled in the second half of 2018 can be varied sufficiently to provide the option for a broad range of production in 2019, subject to investment returns and commodity prices.

Completion of the Glacier gas plant expansion by the second quarter of 2018 increases raw gas processing capacity from 250 mmcf/d to 400 mmcf/d with propane plus ("C3+") liquids handling capacity increasing to 6,800 bbls/d.  This expansion has been designed to accommodate gas and liquids compositions from the Valhalla and Progress areas and provides immediate cost efficiencies for processing Valhalla liquids rich natural gas in 2018. This also allows for efficient processing of additional liquids rich natural gas from the Middle Montney at Glacier and our undeveloped lands as Advantage increases its focus on developing its liquids rich Montney resources.

Additional infrastructure expenditures include a new sales gas meter station on the Alliance Pipeline system, continuing expansion of the field gas gathering system and installation of power lines to begin selling surplus Glacier electrical power into the Alberta grid.  These initiatives provide options to further diversify markets, create additional revenue and maintain cost efficiencies.

Valhalla, Wembley and Progress

Advantage's 2018 budget includes an investment of $30 million to advance delineation and development of our three land blocks at Valhalla, Wembley and Progress which consist of 94 sections (60,160 net acres) of land outside of Glacier.  The $30 million includes $20 million to install a compressor station at Valhalla and $10 million to drill 2 land retention wells at Progress (which were delayed from 2017) and the equipping and tie-in of our Wembley well.

Each land block consists of approximately 30 contiguous sections within the liquids rich areas of Valhalla, Wembley and Progress.  These land blocks create the economies of scale to support scalable drilling programs and are located such that production economics can be enhanced by connecting back to our Glacier gas plant.  Advantage's 94 sections of lands outside Glacier were acquired for a total cost of $18 million.

Recent Valhalla 4 Well Pad Exceeds Expectations with a Combined Initial Production Rate of 6,410 boe/d (32 mmcf/d and 1,075 bbls/d of liquids)

Advantage recently completed a 4-well pad at Valhalla. These wells were drilled in the Upper and Middle Montney with an average lateral length of 1,300 meters with a frac spacing of 46 meters at an average drill, complete, equip and tie-in cost of $4.6 million per well.  The wells demonstrated an average gas production rate of 8.1 mmcf/d at an average flowing pressure of 9,725 kpa after an average 80 hour flow period. Individual well C3+ liquid yields of 20 bbls/mmcf to in-excess of 100 bbls/mmcf with free condensate and/or oil compositions of up to 90% were recovered. Advantage utilized reduced frac spacing and different mechanical systems compared to its initial three Valhalla evaluation wells and achieved an initial natural gas productivity improvement of 320%. The three earlier wells have been produced in-line to our Glacier gas plant through a smaller diameter pipeline without compression and have demonstrated low decline behavior over 12 months of production.

The new four well pad will be initially produced at restricted rates by free flowing into the existing pipeline starting in the second quarter of 2018 until the compressor station is completed by the fourth quarter of 2018.  The new 40 mmcf/d Valhalla compressor station provides a cost effective initial infrastructure investment to facilitate future development.  These initial well results support economic development and are further enhanced by accessing additional low cost gas processing capacity provided by Advantage's 100% owned Glacier gas plant and infrastructure.  The compressor station is also located such that production from other land blocks could be tied-in and transported to our Glacier gas plant.  Future plans to expand this facility and the gathering pipeline to Glacier will be evaluated in 2018.

Advantage believes continued refinement of completion techniques including longer laterals and more frac stages in this liquids corridor could continue to further improve future results as it has at Glacier.  The Corporation's advanced frac technology expertise will be applied to east Glacier (higher liquids) as well as our other undeveloped lands.

Progress and Wembley

Completion operations are continuing in each of these land blocks and we expect results in early 2018.

Annual 2018 Guidance

Average annual production	255 to 265 mmcfe/d
(42,500 to 44,170 boe/d)
Liquids Annual	1,900 bbls/d
Liquids Exit	2,400 bbls/d
Royalty rate	3% to 5%
Operating costs	$0.25 to $0.29/mcfe
Transportation costs	$0.52 to $0.58/mcfe
Total corporate cash costs	$1.00 to $1.20/mcfe (1)
Capital expenditures	$175 million

Note: (1) The increase in transportation costs over 2017 is attributable to gas transportation tolls to the Dawn, Ontario market where current prices are approximately $2.00/mcf higher than AECO. This market for Advantage commenced in November 2017 and physically diversifies approximately 20% of our current production.

Commodity Risk Management, Transportation and Market Diversification

In conjunction with our 2018 budget, Advantage's strong hedging positions for 2018 and 2019 reduces cash flow volatility.  For the fourth quarter of 2017, the Corporation has hedged 56% of its natural gas production at Cdn $3.27/mcf and 61% for the first quarter of 2018 at Cdn $3.34/mcf.  For 2018 and 2019, our hedging positions are 37% of estimated production at Cdn $3.32/mcf and 16% of estimated production at Cdn $3.02/mcf, respectively.  These prices include both AECO and Dawn hedged prices.

Additionally, the Corporation has secured increasing levels of firm NGTL gas transportation service through 2020 and retains the ability to reduce our total commitments through existing evergreen contracts. This provides Advantage with the option to consider additional physical market diversification, in addition to our Dawn exposure, while managing our cumulative long term transportation exposure.

Beyond 2018

Advantage's recent well results at Valhalla confirms significant commercial liquids resources extending beyond the Middle Montney at Glacier.  As a result, the Corporation is allocating more investment to increase liquids production growth by focusing development and delineation on areas which are expected to contain high natural gas liquids content, while capitalizing on low production cost efficiencies provided by its Glacier gas plant and infrastructure network.

We believe in the current environment, Advantage's continuing focus on capital discipline, cost efficiencies, profitability and financial strength will remain key success factors in achieving strong investment returns. Advantage has developed a 2018 budget that maintains significant financial and operational flexibility while advancing initiatives to improve netbacks and confirm value in all of our land blocks.  We look forward to reporting our continued progress and achievements as we develop our high quality Montney resource.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the design of Advantage's 2018 and beyond development program; the applicability of frac design technology; the expected timing of well results from Wembley and Progress; Advantage's anticipated cash flow, total debt to cash flow, total corporate cash costs and production increase (including the percentage of liquids production) for 2018; Advantage's 2018 capital program, including the amount thereof, the amount to be allocated to advance liquids rich development at Valhalla, Wembley and Progress; timing and costs associated with  infrastructure expansion and new infrastructure; benefits to be derived from infrastructure expansion and the development of new infrastructure; the Corporation's delineation drilling plans on its Montney lands located at Valhalla, Wembley and Progress; Advantage's anticipated annual production (including the percentage of natural gas production), royalty rates, operating costs, transportation costs and total corporate cash costs for 2018; the Corporation's expectation that total capital required from 2018 and beyond will be fully funded from cash flow; Advantage's belief that its industry leading low cost structure will continue; Advantage's future hedging positions, its beliefs related to the volatility of natural gas prices and its belief that such hedging positions are expected to reduce cash flow volatility; expectations regarding Advantage's 2018 approach; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; DCET well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended 2018 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release contains a number of oil and gas metrics, including reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References in this press release to short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

This press release and, in particular the information in respect of the Corporation's prospective total debt to cash flow, total cash costs, operating costs, capital expenditures, annual cash flow and transportation costs, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital equipment and operating costs, foreign exchange rates, taxation rates for the Corporation, general and administrative expenses and the prices to be paid for the Corporation's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrel
bbls	barrels
bbl/d	barrel per day
bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
kpa	kilopascal
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

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For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 18:28e 11-DEC-17